SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                SCHEDULE 13D
                               (Rule 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                            (Amendment No. 19)1

                           CAPSULE COMMUNICATIONS, INC.
                       (formerly known as US WATS, INC.)
                             (Name of Issuer)


                    COMMON STOCK -- PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)


                                90337P10
                                --------
                             (CUSIP Number)

                              Walt Anderson
            1023 31st Street, N.W., 4th Floor, Washington, D.C. 20007
                               202-467-1189
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              March 28, 2001
         (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

   Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                            (Page 1 of 8 Pages)

- ------------------
   1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
                             SCHEDULE 13D/A

- ----------------------                               ------------------------
CUSIP No.  90337P10                                  Page 2 of 8
- ----------------------                               ------------------------
- ----------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:  Gold & Appel Transfer, S.A.(1)
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
- ----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [x]
                                                              (b)   [ ]
- ----------------------------------------------------------------------------
3.  SEC USE ONLY
- -----------------------------------------------------------------------------
4.  SOURCE OF FUNDS                              OO
- ------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                            [ ]
- ------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION         British Virgin Islands
- ------------------------------------------------------------------------------
NUMBER OF               7.     SOLE VOTING POWER                       0
SHARES                 -------------------------------------------------------
BENEFICIALLY            8.     SHARED VOTING POWER                       0
OWNED BY               -----------------------------------------------------
EACH                    9.     SOLE DISPOSITIVE POWER                    0
REPORTING              -------------------------------------------------------
PERSON WITH:           10.    SHARED DISPOSITIVE POWER                   0
- ------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:        0
- -----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
- -----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             0.0%(1)
- ------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                     CO
- ------------------------------------------------------------------------------

                                  SCHEDULE 13D/A

- -----------------------------                     ----------------------------
CUSIP No.   90337P10                              Page 3 of 8
- -----------------------------                     ----------------------------
- ------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON: Foundation for the International Non-
    Governmental Development of Space (1)
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 51-0377880
- ------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [x]
                                                                 (b) [ ]
- ------------------------------------------------------------------------------
3.  SEC USE ONLY
- ------------------------------------------------------------------------------
4.  SOURCE OF FUNDS                     OO
- ------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                               [ ]

- ------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware
- ------------------------------------------------------------------------------
NUMBER OF               7.     SOLE VOTING POWER                2,186,433
SHARES                 -------------------------------------------------------
BENEFICIALLY            8.     SHARED VOTING POWER                       0
OWNED BY               -----------------------------------------------------
EACH                    9.     SOLE DISPOSITIVE POWER           2,186,433
REPORTING              -------------------------------------------------------
PERSON WITH:           10.    SHARED DISPOSITIVE POWER                   0
- -----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  2,186,433
- ------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                           [ ]
- ------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         9.74%(2)
- ------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                   CO
- ----------------------------------------------------------------------------

                              SCHEDULE 13D/A
- ------------------------                             -------------------------
CUSIP No.  90337P10                                  Page 4 of 8
- ------------------------                             -------------------------
- ------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:  Walt Anderson(1)
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
- ------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [x]
                                                           (b)  [ ]
- ------------------------------------------------------------------------------
3.  SEC USE ONLY
- -----------------------------------------------------------------------------
4.  SOURCE OF FUNDS                          OO
- -----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                        [   ]
- -----------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION      United States of America
- ------------------------------------------------------------------------------
NUMBER                     7.    SOLE VOTING POWER                         0
OF SHARES                 ----------------------------------------------------
BENEFICIALLY               8.    SHARED VOTING POWER               2,186,433
OWNED BY                  ----------------------------------------------------
EACH                       9.    SOLE DISPOSITIVE POWER                    0
REPORTING                 ----------------------------------------------------
PERSON WITH               10.   SHARED DISPOSITIVE POWER           2,186,433
- ------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:          0
- ------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x]
- ------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            0.0%(2)(3)
- ------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                       IN
- ------------------------------------------------------------------------------

(1) This Amendment No. 19 ("Amendment No. 19") to Schedule 13D is filed by Gold & Appel Transfer, S.A., a British Virgin Islands corporation ("Gold & Appel"), Foundation for the International Non-Governmental Development of Space, a Delaware corporation ("FINDS"), and Walt Anderson, a natural person and a U.S. citizen ("Mr. Anderson"), as joint filers, with respect to the common stock, par value $.001 per share (the "Common Shares"), of Capsule Communications, Inc., a Delaware corporation (the "Issuer")(f/k/a US Wats, Inc.). This Schedule 13D amends and/or supplements, as indicated: (A) the
Schedule 13D filed by Gold & Appel and Mr. Anderson as joint filers on December 5, 1997 (the "Gold & Appel Statement"), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17 and Amendment No. 18 thereto filed by Gold & Appel and Mr. Anderson as joint filers on December 17, 1997, January 6, 1998, February 25, 1998, March 17, 1998, March 30, 1998,
April 6, 1998, April 10, 1998, April 21, 1998, October 23, 1998, March 26,
1999, June 24, 1999, July 28, 1999, August 17, 1999, September 30, 1999, June
7, 2000, August 8, 2000, November 16, 2000 and March 12, 2001 respectively; and (B) the Schedule 13D previously filed by FINDS with the Securities and Exchange Commission (the "SEC") on June 1, 1999 (the "FINDS Statement"), as amended by Amendment No. 1 thereto filed with the SEC on June 7, 2000.

(2) Percentage based on the number of outstanding Common Shares issued and outstanding on November 14, 2000, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2000.

(3) Excludes all Common Shares owned of record by FINDS, as to which Mr. Anderson disclaims beneficial ownership.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


      As more fully described in Item 6, on March 7, 2001 Gold & Appel acquired 1,010,000 Common Shares from James Rossi when Gold & Appel foreclosed on such shares which had been pledged as collateral after Mr. Rossi defaulted on the repayment of a $1,800,000 loan from Gold & Appel. On March 28, 2001, Gold & Appel sold 15,471,301 Common Shares at $.20 per Common Share to Henry
G. Luken III for an aggregate purchase price of $3,094,260.20, as set forth in
Item 6.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Neither Gold & Appel nor Mr. Anderson beneficially own any Common Shares of the Issuer.

               Mr. Anderson is the President and a Director of the Foundation for the International Non-Governmental Development of Space, a non-profit organization ("FINDS"), which owns 2,186,433 Common Shares. Mr. Anderson does not have any pecuniary interest in FINDS, nor does he have the power to control the voting or disposition of the Common Shares held by FINDS, and thus he disclaims beneficial ownership of the Common Shares held by FINDS.

         (b) Neither Gold & Appel nor Mr. Anderson have any power to vote or to direct the vote, shared power to vote or to direct the vote, sole or shared power to dispose or to direct the disposition of any shares of the Issuer. FINDS has the sole power to vote and the sole power to dispose of 2,186,433 Common Shares.

         (c) Since the filing of Amendment No. 18, Gold & Appel and Mr. Anderson sold such Common Shares as reported in Item 3 above.

          (d)    Not applicable.

          (e) Gold & Appel and Mr. Anderson ceased to be the beneficial owners of more than five percent of the Common Shares on March 28, 2001.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended as follows:

     On December 30, 1999 Gold & Appel lent James Rossi ("Mr. Rossi") an aggregate principal sum of $1,800,000 (the "Loan"), which borrowing was evidenced by a loan agreement dated December 28, 1999 (the "Loan Agreement"), a copy of which is attached as Exhibit 7.2. Pursuant to the Loan Agreement, Mr. Rossi granted to Gold & Appel a lien upon and security interest in 1,010,000 Common Shares (the "Pledged Shares")as collateral for the Loan but did not physically deliver the Pledged Shares to Gold & Appel. Mr. Rossi defaulted on his obligation to repay the Loan pursuant to the terms of the Loan Agreement and, on March 7, 2001, Mr. Rossi delivered the Pledged Shares to Gold & Appel in satisfaction of the underlying indebtedness (the "Foreclosure"). As a result of the Foreclosure, the number of Common Shares beneficially owned by Gold & Appel increased to 15,471,301, representing 68.92% of the outstanding Common Shares (based on the number of outstanding Common Shares issued and outstanding on November 14, 2000, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 14,
2000).

     On March 28, 2001, Gold & Appel and Henry G. Luken III ("Mr. Luken") entered into that certain Stock Purchase Agreement (the "Purchase Agreeent"), a copy of which is attached as Exhibit 7.3, pursuant to which Mr. Luken purchased 15,471,301 Common Shares from Gold & Appel (the "Stock Sale") for a total purchase price of $3,094,260.20. Certain Common Shares sold in the Stock Sale are encumbered (the "Encumbered Shares")pursuant to that certain Amended and Restated Pledge Agreement, dated as of March 1, 2001, by and among Gold & Appel, Revision, LLC, FINDS, Entree International Limited and Mr. Anderson on the one hand and Donald A. Burns on the other hand. If Gold & Appel does not secure a release from Mr. Burns of the encumbrance on the Encumbered Shares, Gold & Appel will return the purchase price to Mr. Luken for the Encumbered Shares. As a result of the Stock Sale, neither Gold & Appel nor Mr. Anderson beneficially own any Common Shares of the Issuer.


                               Page 6 of 8
ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          7.1 Joint Filing Agreement with respect to the joint filing of this Statement

          7.2 Loan Agreement by and beteen Jim Rossi and Gold & Appel Transfer, S.A., dated as of December 28, 1999.

         7.3 Stock Purchase Agreement by and between Gold & Appel Transfer, S.A. and Henry G. Luken III dated as of March 28, 2001.






                        Page 7 of 8 Pages
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                                 SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 19 to Schedule 13D is true, complete and correct.

Date:    April 2, 2001

                                   Gold & Appel Transfer, S.A.,
                                   a British Virgin Islands corporation


                                   By:  /s/ Walt Anderson
                                      -----------------------------------
                                        Walt Anderson, Attorney-in-Fact



                                   Foundation for the Independent Non-
                                   Governmental Development of Space,
                                   a Delaware corporation


                                   By:  /s/ Walt Anderson
                                      -----------------------------------
                                        Walt Anderson, President




                                   Walt Anderson, Individually


                                      /s/ Walt Anderson
                                    -----------------------------------
                                    Walt Anderson

                           Page 8 of 8 Pages